						EXHIBIT 12
CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)
	Years Ended December 31,
	1995	1996	1997	1998	1999	2000
Earnings:
Income from continuing operations	$ 28,833	$309,382	$318,908	$287,711	$136,760	$213,274
Add income taxes	7,381	162,315	156,269	129,649	73,581	147,112
Income from continuing operations before income taxes	36,214	471,697	475,177	417,360	210,341	360,386
Distributed income from unconsolidated investees, less equity in earnings thereof	1,501	(1,084)	1,653	(1,880)	(12,376)	13,089

Subtotal	37,715	470,613	476,830	415,480	197,965	373,475
Add fixed charges:
Interest on long-term debt, including amortization of debt discount and expense less premium	95,823	101,814	104,927	106,307	108,252	123,327

Other interest expense	12,653	3,374	5,774	19,659	28,623	49,518
Portion of rentals deemed to be representative of the interest factor	9,255	9,106	9,681	10,634	11,719	11,289

Fixed charges associated with 50% projects with debt	1,388	2,157	2,016	430	-	-
Total Fixed Charges	119,119	116,451	122,398	137,030	148,594	184,134
Total Earnings	$156,834	$587,064	$599,228	$552,510	$346,559	$557,609

Ratio of Earnings to Fixed Charges	1.32	5.04	4.90	4.03	2.33	3.03